As filed with the Securities and Exchange Commission on December 13, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XTO ENERGY INC.

(exact name of registrant as specified in its charter)

Delaware	1311	75-2347769
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

810 Houston Street Fort Worth, Texas 76102 (817) 870-2800	Frank G. McDonald Vice President and General Counsel 810 Houston Street Fort Worth, Texas 76102 (817) 885-2313
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

F. Richard Bernasek

Kelly, Hart & Hallman, P.C.

Suite 2500

201 Main Street

Fort Worth, Texas 76102

817-878-3509

817-878-9280 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
5.00% Senior Notes due 2015	$350,000,000	100%	$350,000,000	$41,195

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted or to any person or entity to whom it is unlawful to make that offer or sale.

SUBJECT TO COMPLETION, DATED December 13, 2004.

PROSPECTUS

XTO Energy Inc.

Offer to Exchange up to

$350,000,000 of 5.00% Senior Notes due 2015

for

$350,000,000 of 5.00% Senior Notes due 2015

that have been Registered under the Securities Act of 1933

Terms of the Exchange Offer

•	We are offering to exchange up to $350,000,000 of our outstanding 5.00% Senior Notes due 2015 for new notes with substantially identical terms as the outstanding notes except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the new notes.

•	We will exchange all outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.
•	The exchange offer expires at 5:00 p.m., New York City time, on , 2004, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for new notes will not be a taxable event for U.S. federal income tax purposes.

Terms of the New 5.00% Senior Notes Offered in the Exchange Offer

Maturity

•	The new notes will mature on January 31, 2015.

Interest

•	Interest on the new notes is payable on January 31 and July 31 of each year, beginning January 31, 2005.

•	Interest will accrue from September 23, 2004.

Redemption

•	We may redeem some or all of the new notes at any time at a price of 100% of their principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date.

Ranking

•	The new notes are unsecured. The new notes rank equally in right of payment with all of our other existing and future senior debt and senior in right of payment to all of our future subordinated debt.

PLEASE READ “ RISK FACTORS” BEGINNING ON PAGE 6 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” beginning on page 40.

The date of this prospectus is                 ,     2004.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the front cover of this prospectus or the date of such document, as the case may be.

i

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents we have incorporated by reference into this prospectus before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information, which involves risks and uncertainties. Please read “Forward-Looking Statements.” Unless this prospectus otherwise indicates or the context otherwise requires, the terms “we,” “our,” “us,” “XTO Energy” or the “Company” as used in this prospectus refer to XTO Energy Inc. and our subsidiaries.

The Company

XTO Energy Inc. is a leading independent energy company engaged in the acquisition, development, exploitation and exploration of producing oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. We have consistently increased proved reserves, production and cash flow since our inception in 1986 and believe that we are one of the most efficient domestic onshore operators in the industry. We have grown primarily through acquisitions of producing properties, followed by aggressive development and exploration activities and strategic acquisitions of additional interests in or near these properties. Our proved reserves are principally located in relatively long-lived fields with well-established production histories geographically diversified in several core, productive basins in Texas, New Mexico, Arkansas, Oklahoma, Kansas, Colorado, Wyoming, Alaska and Louisiana.

Our executive offices are located at 810 Houston Street, Fort Worth, Texas 76102, and our telephone number is (817) 885-2800.

The Exchange Offer

On September 23, 2004, we completed a private offering of the outstanding notes. As part of the private offering that closed on September 23, 2004, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our best efforts to complete the exchange offer within 220 days after the date we issued the outstanding notes. The following is a summary of the exchange offer.

Exchange Offer	We are offering to exchange new notes for outstanding notes.

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on , 2004, unless we decide to extend it.

Condition to the Exchange Offer	The registration rights agreement does not require us to accept outstanding notes for exchange if the exchange offer or the making of any exchange by a holder of the outstanding notes would violate any applicable law or interpretation of the staff of the SEC. A minimum aggregate principal amount of outstanding notes being tendered is not a condition to the exchange offer.
Procedures for Tendering Outstanding Notes

To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call “DTC,” for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

•      DTC has received your instructions to exchange your notes; and

•      you agree to be bound by the terms of the letter of transmittal.

For more details, please refer to the sections of this prospectus entitled “Exchange Offer—Terms of the Exchange Offer” on page 16 and “—Procedures for Tendering” on page 18.

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m. New York City time on the expiration date of the exchange offer. Please read “Exchange Offer — Withdrawal of Tenders” on page 19.

Acceptance of Outstanding Notes and Delivery of New Notes

If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 5:00 p.m. New York City time on the expiration date. We will return any outstanding note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the new notes promptly after the expiration date and acceptance of the outstanding notes for exchange. Please refer to the section in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer” on page 16.

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer—Fees and Expenses” on page 20.

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.

Consequences of Failure to Exchange Outstanding Notes

If you do not exchange your outstanding notes in this exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations

The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Federal Income Tax Considerations” beginning on page 36.

Exchange Agent	We have appointed The Bank of New York as exchange agent for the exchange offer. Please direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent addressed as follows: The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street – 7 East, New York, New York, 10286. Eligible institutions may make requests by facsimile at (212) 298-1915.

Terms of the New Notes

The new notes will be identical to the outstanding notes except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest and will contain different administrative terms. The new notes will evidence the same debt as the outstanding notes, and the same indenture will govern the new notes and the outstanding notes.

The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the new notes, please refer to the section of this prospectus entitled “Description of the New Notes” beginning on page 24.

Issuer	XTO Energy Inc.

Notes Offered	$350,000,000 in aggregate principal amount of 5.00 % Senior Notes due 2015.

Maturity	January 31, 2015.

Interest on the New Notes	5.00% annually.

Interest Payment Dates	January 31 and July 31 of each year, commencing on January 31, 2005.

Sinking Fund	None.

Optional Redemption	We may redeem some or all of the notes at any time by the payment of principal and a make-whole premium plus accrued and unpaid interest to the redemption date, as described in the “Description of the New Notes — Optional Redemption” section on page 25 of this prospectus.

Ranking	The new notes will be unsecured and will rank equally in right of payment to all of our existing and future senior indebtedness. The new notes will rank senior in right of payment to all of our future subordinated indebtedness. Please read “Description of the New Notes—Ranking” on page 25.

Certain Covenants

The indenture governing the notes will limit our ability and the ability of our subsidiaries to:

•      create liens without equally and ratably securing the notes; and

•      engage in certain sale/leaseback transactions.

It will also limit our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under “Description of the Notes—Certain Covenants” beginning on page 27 and “—Merger, Consolidation and Sale of Assets” beginning on page 28.

Transfer Restrictions; Absence of a Public Market for the Notes

The new notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new notes.

Risk Factors

Please read “Risk Factors,” beginning on the next page of this prospectus, for a discussion of certain factors that you should consider before participating in the exchange offer.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and the exchange offer and the new notes should be considered carefully in deciding whether to participate in the exchange offer.

Risks Related to Our Business

Oil and natural gas prices fluctuate due to a number of uncontrollable factors, and any decline will adversely affect our financial condition.

Our results of operations depend upon the prices we receive for our oil and natural gas. We sell most of our oil and natural gas at current market prices rather than through fixed-price contracts. Historically, the markets for oil and natural gas have been volatile and are likely to remain volatile in the future. The prices we receive depend upon factors beyond our control, which include:

•	political instability or armed conflict in oil-producing regions, such as current conditions in the Middle East, Nigeria and Venezuela;

•	weather conditions;

•	the supply of domestic and foreign oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels;

•	the level of consumer demand;

•	worldwide economic conditions;

•	the price and availability of alternative fuels;

•	domestic and foreign governmental regulations and taxes;

•	the proximity to and capacity of transportation facilities; and

•	the effect of worldwide energy conservation measures.

Government regulations, such as regulations of natural gas transportation and price controls, can affect product prices in the long term. These external factors and the volatile nature of the energy markets make it difficult to reliably estimate future prices of oil and natural gas.

Any decline in oil and natural gas prices adversely affects our financial condition. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned capital expenditures.

Our use of hedging arrangements could result in financial losses or reduce our income.

To reduce our exposure to fluctuations in the prices of oil and natural gas, we have entered into and expect in the future to enter into hedging arrangements for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counterparty to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

We have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of our oil and natural gas reserves. We intend to finance our capital expenditures primarily through cash flow from operations, bank borrowings and public and private equity and debt offerings. Lower oil and natural gas prices, however, would reduce our cash flow and our access to the capital markets. Costs of exploration and development were $390.9 million in 2001, $356.3 million in 2002 and $462.1 million in 2003. During the first nine months of 2004, we have spent approximately $1.7 billion on acquisitions. Our exploration and development budget for 2004 is $600 million.

We believe that, after debt service, we will have sufficient cash from operating activities to finance our exploration and development expenses through 2005. If revenues decrease, however, and we are unable to obtain additional debt or equity financing, we may lack the capital necessary to replace our reserves or to maintain production at current levels.

We have substantial indebtedness and may incur substantially more debt. Any failure to meet our debt obligations would adversely affect our business and financial condition.

We have incurred substantial debt amounting to $2.0 billion as of September 30, 2004. As a result of our indebtedness, we will need to use a portion of our cash flow to pay principal and interest, which will reduce the amount available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. Our bank revolving credit indebtedness is at a variable interest rate, and so a rise in interest rates will generate greater interest expense to the extent we do not have applicable interest rate protection hedges. The amount of our debt may also cause us to be more vulnerable to economic downturns and adverse developments in our business.

Together with our subsidiaries, we may incur substantially more debt in the future. Neither the indenture governing the notes nor the indentures governing our other issues of outstanding senior notes contain restrictions on our incurrence of additional indebtedness.

At September 30, 2004, we had approximately $695 million of borrowing capacity available under our bank revolving credit facilities, subject to specific requirements, including compliance with financial covenants. In November 2004, we entered into a new $300 million, five-year term loan agreement with commercial banks. To the extent new debt is added to our current debt levels, the risks resulting from indebtedness could substantially increase.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell shares of common stock on terms that we do not find attractive if it can be done at all. Further, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under the indebtedness, which could adversely affect our business, financial condition and results of operations.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we have.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The failure to replace our reserves could adversely affect our financial condition.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when oil and natural gas are produced unless we continue to conduct successful exploitation or development activities or acquire properties containing proved reserves, or both. We may not be able to economically find, develop or acquire additional reserves. Furthermore, while our revenues may increase if oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value or our reserves to be overstated.

Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of our reserves to be overstated.

To prepare estimates of economically recoverable oil and natural gas reserves and future net cash flows, we analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Actual results most likely will vary from our estimates. Any significant variance could reduce the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus.

You should not assume that the present value of future net cash flows from our proved reserves referred to or incorporated by reference in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual current and future prices and costs may differ materially from those used in the earlier net present value estimate, and as a result, net present value estimates using current prices and costs may be significantly less than the earlier estimate which is provided in this prospectus.

Our reserve estimates for our 2004 acquisitions have not been reviewed by independent petroleum engineers.

Our estimates of proved reserves attributed to our acquisitions since December 31, 2003, have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria in compliance with SEC rules. Furthermore, our internal reserve estimates for our acquisitions in 2004 are based upon data made available to us by the sellers, which may not be as complete as data available on our owned properties. In addition, oil and natural gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different from our internal estimates.

Property acquisitions are a component of our growth strategy, and our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

Our business strategy has emphasized growth through strategic acquisitions, but we may not be able to continue to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of producing properties, and we expect acquisitions will continue to contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not allow us to become sufficiently familiar with the properties, and we do not always discover structural, subsurface and environmental problems that may exist or arise. Our review prior to signing a definitive purchase agreement may be even more limited.

We generally are not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, on acquisitions. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. If material breaches are discovered by us prior to closing, we could require adjustments to the purchase price or if the claims are significant, we or the seller may have a right to terminate the agreement. We could also fail to discover breaches or defects prior to closing and incur significant unknown liabilities, including environmental liabilities, or experience losses due to title defects, for which we would have limited or no contractual remedies or insurance coverage.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, and costs of increased scope, geographic diversity and complexity of our operations.

Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

Drilling oil and natural gas wells is a high-risk activity and subjects us to a variety of factors that we cannot control.

Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that we may not encounter commercially productive oil and natural gas reservoirs. We may not recover all or any portion of our investment in new wells. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause our drilling activities to be unsuccessful and result in a total loss of our investment. In addition, we often are uncertain as to the future cost or timing of drilling, completing and operating wells. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities; and

•	costs of, or shortages or delays in the availability of, drilling rigs, tubular materials and equipment.

The marketability of our production is dependent upon transportation and processing facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may be temporarily unavailable due to market conditions or mechanical reasons, or may not be available to us in the future. For example, during the third quarter of 2004, we experienced temporary curtailments of our natural gas production in the San Juan Basin and in East Texas due to plant closings for maintenance reasons.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and natural gas exploration, development and production, and our storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities. These regulations may become more demanding in the future. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	reclamation costs;

•	remediation and clean-up costs; and

•	other environmental damages.

Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Further, these laws and regulations could change in ways that substantially increase our costs. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could make it more expensive for us to conduct our business or cause us to limit or curtail some of our operations.

We currently own, lease or expect to acquire, and have in the past owned or leased, numerous properties that have been used for the exploration and production of oil and natural gas for many years. Although we have used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed or released on or under the properties owned or leased by us or on or under other locations where such wastes were taken for disposal. In addition, petroleum hydrocarbons or wastes may have been disposed or released by prior operators of properties that we are acquiring as well as by current third party operators of properties in which we have an ownership interest. Properties impacted by any such disposal or releases could be subject to costly and stringent investigatory or remedial requirements under environmental laws, some of which impose strict joint and several liability without regard to fault or the legality of the original conduct. These laws include the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as “CERCLA” or the “Superfund” law, the federal Resource Conservation and Recovery Act and analogous state laws. Under these laws and any implementing regulations, we could be required to remediate contaminated properties and take actions to compensate for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury or property damages allegedly caused by the release of petroleum hydrocarbons or wastes into the environment. We currently do not expect any remedial obligations imposed under environmental laws to have a significant effect on our operations.

Our operations in the coastal waters of Cook Inlet of Alaska are subject to the federal Oil Pollution Act, which imposes a variety of requirements related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. The Oil Pollution Act imposes strict joint and several liability on responsible parties for oil removal costs and a variety of public and private damages, including natural resource damages. Liability limits for offshore facilities require a responsible party to pay all removal costs, plus up to $75 million in other damages. These liability limits do not apply, however, if the spill was caused by gross negligence or willful misconduct of the party, if the spill resulted from violation of a federal safety, construction or operation regulation, or if the party failed to report the spill or cooperate fully in any resulting cleanup. The Oil Pollution Act also requires a responsible party at an offshore facility to submit proof of its financial ability to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. We believe our operations are in substantial compliance with Oil Pollution Act requirements.

The Department of Transportation, through the Office of Pipeline Safety and Research and Special Programs Administration, has implemented a series of rules requiring operators of natural gas and hazardous liquid pipelines to develop integrity management plans for pipelines that, in the event of a failure, could impact certain high consequence areas. These rules also require operators to conduct baseline integrity assessments of all applicable pipeline segments located in the high consequence areas. We are currently in the process of identifying all of our pipeline segments that may be subject to these rules and are developing integrity management plans for all covered pipeline segments. We do not expect to incur significant costs in achieving compliance with these rules.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	explosions;

•	pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•	weather;

•	failure of oilfield drilling and service tools;

•	changes in underground pressure in a formation that causes the surface to collapse or crater;

•	pipeline ruptures or cement failures; and

•	environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

Any of these risks can cause substantial losses resulting from:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We do not insure against the loss of oil or natural gas reserves as a result of operating hazards or insure against business interruption. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

Terrorist activities and military and other actions could adversely affect our business.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. These conditions caused instability in world financial markets and generated global economic instability. The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating in the United States. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

The loss of key personnel could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Bob R. Simpson, our Chairman and Chief Executive Officer, and Steffen E. Palko, our Vice Chairman and President, and other key personnel. The loss of the services of Mr. Simpson, Mr. Palko or other key personnel could adversely affect our business, and we do not maintain key man insurance on the lives of any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers, landmen and other professionals. Competition for experienced geologists, engineers, landmen and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

We have limited control over the activities on properties that we do not operate.

Although we operate most of the properties in which we have an interest, other companies operate some of the properties. We have limited ability to influence or control the operation or future development of these nonoperated properties or the amount of capital expenditures that we are required to fund for their operation. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could have a material adverse effect on the realization of our targeted returns or lead to unexpected future costs.

Risks Related to the Exchange Offer and the New Notes

We are subject to restrictive debt covenants, and our failure to comply with the debt covenants could result in an event of default under our bank revolving credit facilities and senior notes indentures and may limit our ability to repay in full our indebtedness, including the notes.

Our bank revolving credit facilities contain covenants that are more restrictive to us than those contained in our senior notes indentures, and our bank credit facilities require us to maintain a specified financial ratio. See “Description of Other Indebtedness” beginning on page 22 and “Description of the New Notes” beginning on page 24. Our ability to meet those financial covenants and that ratio can be affected by events beyond our control, and we may not meet them. A breach of any of these covenants or the ratio could result in an event of default under our bank revolving credit facilities or senior notes indentures, which would permit the bank lenders and the trustee of the senior notes indentures to declare immediately payable all outstanding interest and principal under the bank revolving credit facilities and senior notes indentures. Our assets might not be sufficient to repay in full all of our indebtedness, including the notes.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue new notes in exchange for outstanding notes that you timely and properly tender. Therefore, you are advised to allow sufficient time to ensure timely delivery of the outstanding notes and to carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes.

If you do not exchange your outstanding notes for new notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer such notes outstanding.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell the new notes at a price that you deem sufficient.

The new notes will be new securities for which there currently is no established trading market. Although the initial purchasers of the outstanding notes have informed us that they intend to make a market in the new notes after the exchange offer, the initial purchasers may stop making a market at any time. Finally, if a large number of holders of outstanding notes do not tender outstanding notes or tender outstanding notes improperly, the limited amount of new notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for these new notes.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the outstanding notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•	within 90 days after the original issuance of the outstanding notes on September 23, 2004, file a registration statement with the SEC with respect to a registered offer to exchange each outstanding note for a new note having terms substantially identical in all material respects to such note except that the new note will not contain terms with respect to transfer restrictions;

•	use our best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the original issuance of the outstanding notes;

•	promptly following the effectiveness of the registration statement, offer the new notes in exchange for surrender of the outstanding notes; and

•	keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes and consummate the exchange offer within 40 days after the effective date of the registration statement.

We have fulfilled the agreements described in the first two of the preceding bullet points and are now offering eligible holders of the outstanding notes the opportunity to exchange their outstanding notes for new notes registered under the Securities Act. Holders are eligible if they are not prohibited by any law or policy of the SEC from participating in this exchange offer. The new notes will be substantially identical to the outstanding notes except that the new notes will not contain terms with respect to transfer restrictions, registration rights or additional interest.

Under limited circumstances, we agreed to use our best efforts to cause the SEC to declare effective a shelf registration statement for the resale of the outstanding notes. We also agreed to use our best efforts to keep the shelf registration statement effective for up to two years after its effective date. The circumstances include if:

•	a change in law or in applicable interpretations thereof of the staff of the SEC does not permit us to effect the exchange offer; or

•	for any other reason the exchange offer is not consummated within 220 days from September 23, 2004, the date of the original issuance of the outstanding notes; or

•	an initial purchaser notifies us following consummation of the exchange offer that outstanding notes held by it are not eligible to be exchanged for new notes in the exchange offer; or

•	certain holders are prohibited by law or SEC policy from participating in the exchange offer or may not resell the new notes acquired by them in the exchange offer to the public without delivering a prospectus.

We will pay, as liquidated damages, additional cash interest on the applicable outstanding notes, subject to certain exceptions:

•	if the exchange offer is not consummated on or before the 40th day after this registration statement is declared effective,

•	if obligated to file a shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 75th day after the date on which the obligation to file a shelf registration statement arises, which we refer to as the shelf filing date,

•	if obligated to file a shelf registration statement due to the circumstances described in the first bullet point of the preceding paragraph, the shelf registration statement is not declared effective on or prior to the 180th day after the original issuance of the outstanding notes,

•	if we are obligated to file a shelf registration statement due to the circumstances described in the second, third or fourth bullet points of the preceding paragraph, the shelf registration statement is not declared effective on or prior to the 75th day after the shelf filing date, or

•	after this registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses being a “registration default”);

from and including the date on which any such registration default occurs to but excluding the date on which all registration defaults have been cured.

The rate of the additional interest will be 0.25% per year for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 0.50% per year. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the new notes.

Upon the effectiveness of this registration statement, the consummation of the exchange offer, the effectiveness of a shelf registration statement, or the effectiveness of a succeeding registration statement, as the case may be, the interest rate borne by the notes from the date of such effectiveness or consummation, as the case may be, will be reduced to the original interest rate.

To exchange your outstanding notes for transferable new notes in the exchange offer, you will be required to make the following representations:

•	any new notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act.

In addition, we may require you to provide information to be used in connection with the shelf registration statement in order to have your outstanding notes included in the shelf registration statement. A holder who sells outstanding notes under the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Resale of New Notes

Based on no action letters of the SEC staff issued to third parties, we believe that new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the new notes.

The SEC, however, has not considered the exchange offer for the new notes in the context of a no action letter, and the SEC may not make a similar determination as in the no action letters issued to these third parties.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you

•	cannot rely on such interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” beginning on page 40 for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date. We will issue new notes in principal amount equal to the principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only for new notes and only in integral multiples of $1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $350,000,000 in aggregate principal amount of the outstanding notes are outstanding. This prospectus is being sent to DTC, the sole registered holder of the outstanding notes, and to all persons that we can identify as beneficial owners of the outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes whose holders do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connecting with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” on page 20 for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m. New York City time on                      2004, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion

•	to delay accepting for exchange any outstanding notes,

•	to extend the exchange offer, or

•	to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new notes for, any outstanding notes if the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting outstanding notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer” on page 14, “—Procedures for Tendering” on page 18 and “Plan of Distribution” on page 40 and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give prompt oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your outstanding notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.

If you have any questions or need help in exchanging your notes, please call the exchange agent whose address and phone number are described in the section of the prospectus entitled “Where You Can Find More Information” on page 42.

All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using the Automated Tender Offer Program (“ATOP”) instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date,

•	a book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. Such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m. New York City time on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for new notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratio of earnings to fixed charges, earnings are before income taxes and fixed charges. Fixed charges include interest costs, the portion of rentals considered to be representative of the interest factor and preferred stock dividends.

	Year Ended December 31										Nine Months Ended September 30
	1999		2000		2001		2002		2003		2003		2004
Ratio of earnings to fixed charges	1.9	x	2.8	x	7.7	x	5.6	x	6.9	x	7.2	x	8.3	x

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of the new notes are identical in all respects to the form and terms of the outstanding notes, except the new notes do not include certain transfer restrictions. Outstanding notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in our outstanding indebtedness.

DESCRIPTION OF OTHER INDEBTEDNESS

Our long-term indebtedness consists of a bank revolving credit facility, a bank term loan facility and four issues of senior notes, including the outstanding notes. All of this indebtedness constitutes senior indebtedness.

Bank Facilities. Our revolving credit is available under an unsecured revolving credit agreement that matures February 17, 2009 and has available credit of $1 billion. We also have a $300 million term facility that matures on April 1, 2010.

Indebtedness under our bank credit agreements bears interest at any of the following rates depending on the type of borrowing and whether it is a revolving or term loan:

•	the prime rate;

•	the Federal Funds rate, plus 0.50%; and

•	the London Interbank Offered Rate, or LIBOR (adjusted for the statutory reserve rate), plus a spread ranging from 0.475% to 1.750%.

The spread over LIBOR is determined by our credit rating with Standard and Poor’s and Moody’s Investors Service. The spread increases if our credit rating is reduced by either rating agency and decreases if our rating is raised.

Our bank credit agreements currently contain covenants that include, among other things:

•	a requirement to maintain a total debt to total capitalization ratio of no more than 0.6 to 1.0, and a limitation on our incurrence of additional indebtedness if it causes that ratio to be exceeded;

•	a limitation on our ability to encumber our assets;

•	a limitation on our making investments, loans or advances;

•	a restriction on our ability to merge or sell all of our assets;

•	a limitation on transactions with affiliates;

•	a limitation on our ability to enter into speculative derivative or swap agreements; and

•	a limitation on agreements that restrict the ability of our subsidiaries to pay dividends or make other payments to us.

Events of default under our bank credit agreements include, among other things:

•	our failure to pay principal within one business day or interest within three business days of their respective due dates;

•	default in the performance of any covenant in our revolving credit agreements that has not been timely cured;

•	a default occurring in the payment of, or other material obligation under, any of our indebtedness exceeding $50,000,000;

•	our bankruptcy, insolvency or dissolution;

•	incurrence of specified liability resulting from termination or other events relating to our employee benefit plans;

•	entry of a final judgment for the payment of money exceeding $50,000,000 that is not timely discharged; or

•	a change of control.

Upon the occurrence of an event of default under our bank credit agreements, a majority of the banks may cause the agent, among other things, to terminate the commitment to lend and declare the bank indebtedness immediately due and payable.

Senior Notes. At September 30, 2004, in addition to the outstanding notes, we had outstanding $350 million of 7½% Senior Notes due 2012, $400 million of 6¼% Senior Notes due 2013 and $500 million of 4.90% senior notes due 2014. These three issues of senior notes have terms and provisions that are similar to those of the outstanding notes and new notes, except that they have different interest rates, maturity dates and cross default thresholds.

The indentures governing our 7½% and 6¼% senior notes require us to offer to purchase the 7½% and 6¼% senior notes if there is a change in control of XTO Energy. Certain other restrictive covenants in those indentures terminated when the 7½% and 6¼% senior notes received an investment grade rating from both Moody’s Investors Service and Standard & Poor’s.

See “Description of the New Notes” beginning on the following page for a description of the new notes, which, except as described above, is also generally applicable to the outstanding notes and the 7½%, 6¼% and 4.90% senior notes described above.

DESCRIPTION OF THE NEW NOTES

The new notes will be issued, and the outstanding notes were issued, pursuant to an indenture dated as of September 23, 2004 between XTO Energy, as issuer, and The Bank of New York, as trustee. The terms of the new notes include those stated in the indenture and those made part of the indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions” beginning on page 32. References to the “notes” in this section of the prospectus include both the outstanding notes and the new notes. References in this section to “we,” “our,” “us,” or “XTO Energy” refer to XTO Energy Inc., excluding its subsidiaries.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge holders to read the indenture because it, and not this description, defines the rights of holders of these notes. The indenture is an exhibit to the registration statement which includes this prospectus.

If the exchange offer contemplated by this prospectus is consummated, holders of outstanding notes who do not exchange those notes for new notes in the exchange offer will vote together with holders of new notes for all relevant purposes under the indenture. In that regard, the indenture requires that certain actions by the holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes issued under the indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the indenture, any outstanding notes that remain outstanding after the exchange offer will be aggregated with the new notes, and the holders of such outstanding notes and the new notes will vote together as a single class for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the notes outstanding shall be deemed to mean, at any time after the exchange offer is consummated, such percentages in aggregate principal amount of the outstanding notes and the new notes then outstanding.

Brief Description of the Notes

The notes:

•	are unsecured senior indebtedness of XTO Energy;

•	are unlimited in aggregate principal amount, of which $350,000,000 are outstanding;

•	are senior in right of payment to all future subordinated indebtedness of XTO Energy; and

•	rank equally in right of payment with all existing and future senior indebtedness of XTO Energy.

The new notes will be issued, and the outstanding notes were issued, only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

Any outstanding notes that remain outstanding after the completion of the exchange offer, together with the new notes issued in connection with the exchange offer and any other notes issued under the indenture then outstanding, will be treated as a single class of securities under the indenture.

We may issue notes from time to time with an unlimited maximum aggregate principal amount, of which $350 million were issued on September 23, 2004. Any notes issued in the future will be treated as issued and outstanding notes (of the same class as the new notes) for all purposes of the indenture and this “Description of the New Notes,” unless the context indicates otherwise.

Each note will mature on January 31, 2015 and will bear interest at the rate of 5.00% per annum.

Interest on the new notes will accrue from September 23, 2004, and will be payable semiannually in arrears on January 31 and July 31 of each year, commencing January 31, 2005. We will make each interest payment to the holders of record of the notes at the close of business on the January 15 or July 15 immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal, premium, if any, and interest will be payable at the offices of the trustee and the paying agent, provided that, at our option, payment of interest on notes not in global form may be made by check mailed to the address of the Person entitled thereto as it appears in the register of the notes maintained by the registrar, and, upon request by a holder of more than $500,000 principal amount of notes not in global form, we must pay interest on such holder’s notes by wire transfer. Initially, the trustee will also act as paying agent and registrar for the notes.

Redemption

Optional Redemption. At any time and from time to time, we may, at our option, redeem all or a portion of the notes at the Make-Whole Price plus accrued and unpaid interest to the redemption date.

Selection and Notice. If less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption on a pro rata basis, by lot or by another method the trustee deems fair and appropriate. However, no note with a principal amount of $1,000 will be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. A new note in a principal amount equal to the unredeemed portion of that note will be issued in the name of the holder upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

No Other Redemption. We are not required to make mandatory redemption or sinking fund payments on the notes or to offer to repurchase the notes upon a change of control or other event. Nothing in the indenture prevents us from repurchasing notes from time to time in the open market or otherwise.

Ranking

The indebtedness evidenced by the notes is unsecured and will rank equal in right of payment with all other current and future senior indebtedness of XTO Energy, including our 7½% senior notes, 6¼% senior notes and 4.90% senior notes.

As of September 30, 2004, our senior indebtedness was approximately $2.0 billion. We do not currently have any secured indebtedness outstanding. Under the indenture, we may only incur indebtedness for borrowed money secured by our oil and natural gas properties if we equally and ratably secure the notes along with that debt (see “—Certain Covenants” beginning on page 27), except that we may incur secured debt up to an amount equal to 10% of our Consolidated Net Tangible Assets (see “—Certain Definitions” beginning on page 32) without equally and ratably securing the notes. Any such secured debt that we incur in the future without securing the notes will be effectively senior to the notes to the extent of the value of the assets securing that debt.

The notes will rank senior in right of payment to any of our future subordinated indebtedness. Currently, we have no subordinated indebtedness outstanding.

Book Entry, Delivery and Form

The new notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as set forth below, the global notes may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Investors may hold their beneficial interests in the global notes directly through the Depository if they have an account with the Depository or indirectly through organizations that have accounts with the Depository.

Notes that are issued as described below under “— Certificated Notes” will be issued in definitive form. Upon the transfer of notes in definitive form, such notes will, unless the global notes have previously been exchanged for notes in definitive form, be exchanged for an interest in the global notes representing the aggregate principal amount of notes being transferred.

The Depository has advised us as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of institutions that have accounts with the Depository (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by the Depository, upon the issuance of the global notes, the Depository will credit, on its book-entry registrations and transfer system, the aggregate principal amount of new notes represented by such global notes to the accounts of participants exchanging outstanding notes. Ownership of beneficial interests in the global notes will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants’ interest) and such participants (with respect to the owners of beneficial interests in the global notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global notes.

So long as the Depository, or its nominee, is the registered holder and owner of the global notes, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of the notes for all purposes of the notes and the indenture. Except as set forth below, you will not be entitled to have the notes represented by the global notes registered in your name, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owner or holder of any notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any action that the Depository, as the holder of the global notes, is entitled to take, the Depository will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make all payments on notes represented by the global notes registered in the name of and held by the Depository or its nominee to the Depository or its nominee, as the case may be, as the owner and holder of the global notes.

We expect that the Depository or its nominee, upon receipt of any payment in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate principal amount of the global notes as shown on the records of the Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in the global notes owning through such participants.

Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Subject to certain conditions, the notes represented by the global notes will be exchangeable for certificated notes in definitive form of like tenor as such notes in denominations of $1,000 and integral multiples thereof if:

(1) the Depository notifies us that it is unwilling or unable to continue as Depository for the global notes or the Depository ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days; or

(2) a default entitling the holders of the notes to accelerate the maturity thereof has occurred and is continuing and the Depository requests that certificated notes be issued.

Any notes that are exchangeable pursuant to the preceding sentence will be exchanged for certificated notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the global notes are not exchangeable, except for global notes of the same aggregate denominations to be registered in the name of the Depository or its nominee.

Certain Covenants

The indenture contains, among others, the covenants described below.

Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien, except Permitted Liens, upon any Principal Property or upon any Capital Stock or Indebtedness of any Restricted Subsidiary, whether owned or leased or hereafter acquired, to secure any of our Debt or any Debt of any other Person (other than debt securities issued under the indenture), without in any such case making effective provision whereby all of the notes (together with, if we so determine, any other Debt of XTO Energy that is not subordinate in right of payment to the prior payment in full of the notes) shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property or Capital Stock or Indebtedness of a Restricted Subsidiary to secure our Debt or Debt of any other Person (other than debt securities issued under the indenture), that is not excepted above without securing the notes, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted above, together with all Attributable Indebtedness from Sale-leaseback Transactions, excluding Sale-leaseback Transactions permitted under “—Limitations on Sale-leasebacks,” does not exceed 10% of our Consolidated Net Tangible Assets.

Limitations on Sale-leasebacks. We will not, and will not permit any Subsidiary to, engage in a Sale-leaseback Transaction unless:

•	the Sale-leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

•	the Sale-leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

•	the Attributable Indebtedness from the Sale-leaseback Transaction is an amount equal to or less than the amount that we or such Subsidiary would be allowed to incur as Debt secured by a Lien on the Principal Property subject thereto without equally and ratably securing the notes; or

•	we or such Subsidiary, within a one-year period after the Sale-leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from the Sale-leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any of our Pari Passu Debt or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of our business or that of our Subsidiaries.

Notwithstanding the preceding, we may, and may permit any Subsidiary to, effect any Sale-leaseback Transaction that is not excepted above, provided that the Attributable Indebtedness from such Sale-leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than debt securities issued under the indenture) secured by Liens upon Principal Properties not excepted in “—Limitations on Liens,” do not exceed 10% of our Consolidated Net Tangible Assets.

Reports. We will file on a timely basis with the SEC, to the extent such filings are accepted by the SEC and whether or not we have a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that we would be required to file if we were subject to Section 13 or 15(d) of the Exchange Act. We also will be required:

•	to file with the trustee copies of those reports and documents within 15 days after the date on which we file them with the SEC or the date on which we would be required to file them if we were so required, and

•	to furnish at our cost copies of reports and documents to any noteholder promptly upon written request, whether or not we file any reports or documents with the SEC.

Merger, Consolidation and Sale of Assets

We will not, in any single transaction or series of related transactions, merge or consolidate with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any Person or group of Affiliated Persons, unless at the time and after giving effect thereto:

(1)	either (A) if the transaction or transactions is a merger, we are the surviving Person of such merger, or (B) the Person formed by such consolidation or into which we are merged or to which our properties and assets are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the “Surviving Entity”) shall be a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the indenture executed and delivered to the trustee, in form satisfactory to the trustee, all our obligations under the notes and the indenture, and, in each case, the indenture shall remain in full force and effect; and

(2)	immediately after giving effect to such transaction or series of transactions on a pro forma basis no Default or Event of Default shall have occurred and be continuing.

In connection with any consolidation, merger, transfer, lease or other disposition, we or the Surviving Entity will deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture comply with the requirements under the indenture and an opinion of counsel stating that the requirements of clause (1) of the preceding paragraph have been complied with. Upon any consolidation or merger or any sale, assignment, transfer, lease or other disposition of all or substantially all of our assets in accordance with the preceding paragraph, in which we are not the continuing entity, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, XTO Energy under the indenture with the same effect as if such successor had been named as the company therein, and thereafter we, except in the case of a lease, will be discharged from all obligations and covenants under the indenture and the notes.

Events of Default

The following will be “Events of Default” under the indenture with respect to the notes:

(1)	default in the payment of the principal of or premium, if any, on any of the notes, whether such payment is due at maturity, upon redemption, upon acceleration or otherwise;

(2)	default in the payment of any installment of interest on any of the notes when it becomes due and payable and the continuance of such default for a period of 30 days;

(3)	default in the performance or breach of the provisions of the “Merger, Consolidation and Sale of Assets” section of the indenture;

(4)	XTO Energy shall fail to perform or observe any other term, covenant or agreement contained in the notes or the indenture (other than a default specified in clauses (1), (2) or (3) above) for a period of 30 days after written notice of such failure requiring XTO Energy to remedy the same shall have been given

•	to XTO Energy by the trustee or

•	to XTO Energy and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5)	the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of, or premium, if any, or interest on any Debt of XTO Energy (other than the notes) or any Subsidiary when due, or any other default causing acceleration of any Debt of XTO Energy or any Subsidiary, if the aggregate principal amount of such Debt exceeds $50,000,000; provided that if any such default is cured or waived or any such acceleration rescinded, or such Debt is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6)	the entry of a decree or order by a court having jurisdiction in the premises

•	for relief in respect of XTO Energy in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or

•	adjudging XTO Energy bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of XTO Energy under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of XTO Energy or of a substantial part of its consolidated assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(7)	the commencement by XTO Energy of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by XTO Energy to the entry of a decree or order for relief in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by XTO Energy of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of XTO Energy or of any substantial part of its consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by XTO Energy in furtherance of any such action.

If any Event of Default described in clause (6) or (7) above occurs, then the notes will be due and payable automatically. If any other Event of Default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding notes may, under certain circumstances, rescind that acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an Event of Default may give rise to cross defaults on our other indebtedness.

Within 60 days after the occurrence of a Default under the notes, the trustee is obligated to give the holders notice of all uncured and unwaived Defaults known to it. Except in the case of a payment Default, the trustee need not provide a notice of Default if the trustee in good faith determines that withholding the notice is in the interest of those holders. In the case of a payment Default under other Debt exceeding $50,000,000, however, notice will not be given until at least 60 days after the occurrence of that payment Default.

The trustee is required, in case of an Event of Default, to exercise its rights and powers under the indenture and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in conducting the person’s own affairs. The holders of a majority in principal amount of the outstanding notes have the right subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee. Subject to the duty of the trustee to act with the requisite standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes unless they have offered to the trustee reasonable security or indemnity.

No holder of notes will have any right to institute any proceeding, except a suit to enforce payment of interest and principal then due, for any other remedy or otherwise under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in principal amount of the notes have made written request to the trustee to institute the proceeding and have offered the trustee reasonable indemnity in its compliance with the request;

•	the trustee failed to institute the requested proceeding for 60 days after receipt of the written request; and

•	the trustee did not receive during that 60-day period inconsistent directions from holders of a majority in principal amount of the notes.

Annually we are required to furnish to the trustee a statement as to the performance by us of our obligations under the indenture and as to any default in that performance.

Amendments and Waivers

From time to time, we and the trustee may, without the consent of the noteholders, amend, waive or supplement the indenture or the notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies in, qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act of 1939, or making any change that does not adversely affect the rights of any noteholder. Other amendments and modifications of the indenture or the notes may be made by us and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding notes. However, no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby,

•	change the stated maturity of the principal of, or any installment of interest on any note,

•	reduce the principal amount of, or premium, if any, or interest on any note,

•	change the coin or currency of payment of principal of, or premium, if any, or interest on, any note,

•	impair the right to institute suit for the enforcement of any payment on any note,

•	reduce the above-stated percentage of aggregate principal amount of outstanding notes necessary to modify or amend the indenture,

•	reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults, or

•	modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified.

The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal, premium, if any, or interest on the notes or in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note affected thereby.

Legal Defeasance and Covenant Defeasance

The notes will be subject to legal defeasance and covenant defeasance as described in the indenture. If we deposit with the trustee funds or government obligations sufficient to make payments of the notes on the dates those payments are due and satisfy other specified conditions, then, at our option, either of the following will occur:

•	we will be discharged from our obligations under the notes except for certain obligations to register the transfer or exchange of the notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust; or

•	we will be released from our obligations to comply with certain covenants relating to the notes, including those described above under “—Certain Covenants” beginning on page 27.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes. If we elect the first alternative above, that opinion of counsel must be based upon a ruling from the IRS or a change in law.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the notes, as expressly provided for in the indenture) when

•	either (1) all the notes previously authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid) have been delivered to the trustee for cancellation or (2) all notes not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and satisfactory arrangements have been made to pay them,

•	we have paid all other sums payable under the indenture by us and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel satisfactory to the trustee, which, taken together, state that we have complied with all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture.

The Trustee

The trustee under the indenture is The Bank of New York. The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only the duties that are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939 contain limitations on the rights of the trustee, should it become a creditor of XTO Energy, to obtain payment of claims in certain cases or to realize on certain property received by it on any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, but if it acquires any conflicting interest and a Default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue or resign.

The Bank of New York is also the trustee under indentures for our 6¼% senior notes, 7½% senior notes and 4.90% senior notes.

Governing Law

The indenture and the notes provide that they will be governed by the laws of the State of New York, except to the extent the Trust Indenture Act is applicable.

Certain Definitions

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis including options or warrants to purchase such equity, but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person. No Person shall be deemed an Affiliate of an oil and gas royalty trust solely by virtue of ownership of units of beneficial interest in such trust.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates to such date of determination at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Stock” means with respect to any Person, any and all shares, units of beneficial interest (including of a royalty trust), interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into an equity interest in such Person.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1)	all current liabilities excluding:

(a)	any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

(b)	current maturities of long-term debt; and

(2)	the amount, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of XTO Energy for its most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

“Debt” means indebtedness for money borrowed.

“Default” means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time and any successor act thereto.

“Funded Debt” means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Indebtedness” means Debt and the deferred purchase price of property or assets purchased.

“Issue Date” means September 23, 2004, the first day on which XTO Energy issued notes under the indenture. The indenture is dated as of the Issue Date.

“Lien” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon any property of any kind. A Person shall be deemed to own subject to a Lien any Property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Make-Whole Amount” with respect to a note means an amount equal to the excess, if any, of (1) the present value of the remaining interest, premium and principal payments due on such note (excluding any portion of such payments of interest accrued as of the redemption date), computed using a discount rate equal to the Treasury Rate plus 15 basis points, over (2) the outstanding principal amount of such note. “Treasury Rate” is defined as the yield to maturity (calculated on semi-annual bond-equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (510), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of the notes; provided that if the Make-Whole Average Life of such note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. “Make-Whole Average Life” means the number of years (calculated in the nearest one-twelfth) between the date of redemption and the Stated Maturity of the notes.

“Make-Whole Price” means the sum of the outstanding principal amount of the notes to be redeemed plus the Make-Whole Amount of those notes.

“Non-Recourse Debt” means Debt or that portion of Debt of XTO Energy or a Subsidiary incurred in connection with the acquisition by XTO Energy or a Subsidiary of any Property and as to which (1) the holders of that Debt agree that they will look solely to the Property securing the Debt for payment of that Debt and (2) no default with respect to the Debt would permit (after notice or passage of time or both), according to its terms, any holder of any Debt of XTO Energy or a Subsidiary to declare a default on the Debt or cause payment to be accelerated or payable prior to its stated maturity.

“Pari Passu Debt” means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the notes.

“Permitted Liens” means the following types of Liens:

(1)	Liens existing on the Issue Date;

(2)	Liens securing the notes;

(3)	Liens in favor of XTO Energy or a Subsidiary;

(4)	Liens securing any renewal, extension, substitution, refinancing or replacement (each, a “refinancing”) of secured Debt so long as such Liens extend only to cover the Property currently securing the Debt being refinanced;

(5)	Liens resulting from the deposit of funds or evidences of Debt in trust for the purpose of defeasing Debt of XTO Energy or any Subsidiary;

(6)	Liens securing Non-Recourse Debt, provided that the related Non-Recourse Debt shall not be secured by any Property of XTO Energy or any Subsidiary other than the Property acquired with the proceeds of such Non-Recourse Debt;

(7)	Liens upon (A) any Property of any Person existing at the time of such Person’s acquisition by XTO Energy or a Subsidiary, (B) any Property of a Person existing at the time such Person is merged or consolidated with XTO Energy or any Subsidiary or existing at the time of the sale or transfer of any such Property of such Person to XTO Energy or any Subsidiary or (C) any Property of a Person existing at the time such Person becomes a Subsidiary of XTO Energy; provided that in each case such Lien has not been created in contemplation of such sale, merger or consolidation, transfer or acquisition and that no such Lien shall extend to or cover any Property of XTO Energy or any Subsidiary other than the Property being acquired and improvements thereon; and

(8)	purchase money Liens granted or assumed in connection with the acquisition of Property in the ordinary course of business and consistent with past practices; provided that such Liens (A) attach only to the Property so acquired with the Purchase Money Debt secured and (B) secure only Debt that is not in excess of 100% of the purchase price of such Property.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any governmental agency or political subdivision.

“Principal Property” means, whether owned or leased on the Issue Date or thereafter acquired:

(1)	any oil, natural gas or mineral producing properly located in the United States (including its continental shelf) owned or leased by XTO Energy or any Subsidiary; and

(2)	any refining, processing or manufacturing plant or terminal located in the United Stated owned or leased by XTO Energy or any Subsidiary; except, in either case above:

(a)	any such property employed in transportation, distribution or marketing,

(b)	any such property consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

(c)	any such property which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of XTO Energy and its Subsidiaries, taken as a whole.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in any other Person.

“Purchase Money Debt” means Debt incurred in connection with the purchase of Property in the ordinary course of business; provided that such Debt is incurred within 180 days of the purchase of such Property and the principal amount does not exceed 100% of the purchase price of the Property acquired.

“Restricted Subsidiary” means any Subsidiary of XTO Energy (excluding Hugoton Royalty Trust and any other oil and gas royalty trust Subsidiary) owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-leaseback Transaction” means the sale or transfer by XTO Energy or any Subsidiary of XTO Energy of any Principal Property to a Person (other than XTO Energy or a Subsidiary) and the taking back by XTO Energy or any Subsidiary, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, (1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by that Person, either alone or with one or more of its Subsidiaries or (2) a Person other than a corporation (including any joint venture or any oil and gas royalty trust) in which the owning Person, either alone or with one or more of its Subsidiaries, directly or indirectly, at the date of determination, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees of such Person (or other Persons performing similar functions).

“Voting Stock” of a Person means any class or classes of Capital Stock pursuant to which the holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the Person (irrespective of whether or not, at the time, stock of any other class or classes would have voting power by reason of the happening of any contingency).

FEDERAL INCOME TAX CONSIDERATIONS

Federal Income Tax Considerations Of The Exchange Of Outstanding Notes For New Notes

The following discussion is a summary of certain federal income tax considerations relevant to the exchange of outstanding notes for new notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

We believe that the exchange of outstanding notes for new notes should not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange.

Federal Income Tax Considerations Of Owning And Disposing Of New Notes

The following discussion summarizes the material U.S. federal income tax considerations and, in the case of a holder that is a non-U.S. holder (as defined below), the U.S. federal estate tax considerations, of purchasing, owning and disposing of the notes. This discussion applies only to the initial holders of the notes who acquire the notes for a price equal to the issue price of the notes and who hold the notes as capital assets. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	persons holding notes through partnerships and other pass-through entities.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any state or local income, foreign income or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this document. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively could have a material effect on the U.S. federal income tax consequences of acquiring, owning and disposing of new notes as described below. Before you acquire new notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local income, foreign income and other tax consequences of acquiring, owning and disposing of new notes that may be applicable to you.

U.S. Holders

The following summary applies to you only if you are a U.S. holder (as defined below).

Definition of a U.S. Holder

A “U.S. holder” is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision of the U.S., including any state;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

•	if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Certain Additional Payments on the Notes

As more fully described under “Exchange Offer — Purpose and Effect of the Exchange Offer” and “Description of the Notes — Redemption”, we may be required to pay additional amounts to holders of notes. Although the matter is not free from doubt, we intend to take the position that a holder of notes should be required to report any additional amount as ordinary income for U.S. federal income tax purposes at the time it accrues or is received in accordance with such holder’s regular method of accounting. It is possible, however, that the IRS may take a different position, in which case the timing and amount of such income may be different.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable in the manner described under “— Payments of Interest” above; and

•	your tax basis in the notes.

Your tax basis in your new notes generally will equal the amount you paid for the outstanding notes you exchanged. Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% through 2009 and 20% (18% for property held more than five years) thereafter.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the Internal Revenue Service. In general, “backup withholding” may apply:

•	to any payments made to you of principal of and interest on your notes, and

•	to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The applicable backup-withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Presently, the backup withholding rate is 28 percent. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder (as defined above). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by, among other ways, being present in the U.S.:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

U. S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); and

•	you certify as to your foreign status by providing a properly executed Form W-8BEN or appropriate substitute form to:

•	us or our paying agent; or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the U.S.

U.S. Federal Income Tax

Except for the possible application of U.S. federal withholding tax (as described immediately above) and backup withholding tax (see “ — Backup Withholding and Information Reporting” below), you generally will not have to pay U.S. federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (subject to in the case of proceeds representing accrued interest, the conditions described in “ — U.S. Federal Withholding Tax” immediately above) unless:

•	in the case of gain, you are an individual who is present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•	the income or gain is effectively connected with your conduct of a U.S. trade or business, and if a U.S. income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by you.

If you are engaged in a trade or business in the U.S. and interest, gain or any other income regarding your notes is effectively connected with the conduct of your trade or business, and, if a U.S. income tax treaty applies you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed immediately above under “— U.S. Federal Withholding Tax” if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

U.S. Federal Estate Tax

Subject to applicable tax treaty provisions, if you are an individual and are not a U.S. citizen or a resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of your death, your notes will generally not be subject to the U.S. federal estate tax if at the time of your death interest on your notes would have qualified for the portfolio interest exemption and payments on your notes would not have been effectively connected with your conduct of a trade or business in the United States.

Backup Withholding and Information Reporting

Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the U.S. Internal Revenue Service and to you. Backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “ — U.S. Federal Withholding Tax” above, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder (as described in “—U.S. Holders— Definition of a U.S. Holder” above).

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your notes though a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding notes directly from us.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. To date, the staff of the SEC has taken the position in no action letters issued to third parties that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new notes may be required to deliver a prospectus.

If you wish to exchange new notes for your outstanding notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer—Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering—Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your outstanding notes in the exchange offer. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such new notes.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of this registration statement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes offered in this exchange offer will be passed upon for us by Kelly, Hart & Hallman, P.C., Fort Worth, Texas.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2002 and 2003, incorporated by reference herein have been audited by KPMG LLP, independent registered public accountants, as indicated in their reports relating to those financial statements and are incorporated by reference herein in reliance upon their authority as experts in accounting and auditing.

Our consolidated financial statements as of and for the year ended December 31, 2001 incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, and are incorporated herein in reliance upon the authority of that firm as experts in accounting and auditing. Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC and has liquidated its business. As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus, you would not be able to recover against Arthur Andersen for its liability under Section 11 of the Securities Act in the event of any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. and at our website at http://www.xtoenergy.com. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “XTO.”

This prospectus, which constitutes a part of a registration statement on Form S-4 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information about us. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of that document filed as an exhibit to the registration statement.

The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports on Form 8-K, filed on January 8, 2004 (report dated January 8, 2004); January 14, 2004 (report dated January 14, 2004); January 16, 2004 (report dated January 16, 2004); February 2, 2004 (report dated January 30, 2004); February 24, 2004 (report dated February 19, 2004); April 21, 2004 (report dated April 19, 2004); May 6, 2004 (report dated May 3, 2004); May 17, 2004 (report dated May 17, 2004); May 20, 2004 (report dated May 20, 2004); June 23, 2004 (report dated June 22, 2004); August 20, 2004 (report dated August 16, 2004, as amended by Form 8-K/A filed November 1, 2004); August 20, 2004 (report dated August 18, 2004); September 7, 2004 (report dated August 18, 2004); September 14, 2004 (report dated September 7, 2004); September 21, 2004 (report dated September 20, 2004); September 23, 2004 (report dated September 23, 2004); September 24, 2004 (report dated September 20, 2004); October 21, 2004 (report dated October 15, 2004); November 17, 2004 (report dated November 10, 2004); and November 22, 2004 (report dated November 16, 2004); and

•	All other documents filed by us the with SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

You can also request more information regarding the exchange offer or request help in exchanging your notes by contacting the exchange agent at:

The Bank of New York

Corporate Trust Operations, Reorganization Unit

101 Barclay Street—7 East

New York, New York 10286

Phone: (212) 815-2742

Fax: (212) 298-1915

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding:

•	production and cash flows;

•	number and location of planned wells;

•	completion of property acquisitions;

•	sources of funds necessary to conduct operations and complete acquisitions;

•	acquisition, development and exploration budgets;

•	development costs;

•	anticipated dividend payments;

•	anticipated oil and natural gas price changes;

•	our hedging activities; and

•	establishing and selling interests in royalty trusts and publicly traded partnerships.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance that they will prove to have been correct. They are based on assumptions relating to:

•	the quality of our properties and underlying reserves;

•	our ability to replace reserves;

•	our oil and natural gas production and development expenditures;

•	our potential for growth;

•	the demand for oil and natural gas;

•	our sources of liquidity and bank credit availability;

•	the impact of production imbalances on liquidity;

•	drilling and operating risks;

•	the availability of tubular materials;

•	losses possible from pending or future litigation;

•	the likelihood of regulatory approval of our operations;

•	the impact of regulatory compliance;

•	the impact of losing an oil or natural gas purchaser; and

•	the impact of new rules promulgated by the Federal Energy Regulatory Commission.

Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. The most significant of these risks, uncertainties and other factors are discussed under “Risk Factors” beginning on page 6 in this document and in sections of documents we incorporate by reference, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” We urge you to carefully consider these factors.

ANNEX A

LETTER OF TRANSMITTAL

To Tender

Outstanding 5.00% Senior Notes due 2015

of

XTO ENERGY INC.

Pursuant to the Exchange Offer and Prospectus dated December     , 2004

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON                     , 2004 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY.

The Exchange Agent for the Exchange Offer is:

The Bank of New York

101 Barclay Street – 7 East

New York, New York 10286

Attention: Corporate Trust

Operations – Reorganization Unit

Facsimile: (212) 298-1915

Telephone: (212) 815-2742

IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 5.00% SENIOR NOTES DUE 2015 (THE “OUTSTANDING NOTES”) FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF NEW 5.00% SENIOR NOTES DUE 2015 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OUTSTANDING NOTES TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

The undersigned hereby acknowledges receipt and review of the Prospectus, dated December     , 2004 (the “Prospectus”), of XTO Energy Inc., a Delaware corporation (the “Company”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Company’s offer (the “Exchange Offer”) to exchange its 5.00% Senior Notes due 2015 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 5.00% Senior Notes due 2015 (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

The Company reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Company shall notify the Exchange Agent and each registered holder of the Outstanding Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “The Exchange Offer – Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Outstanding Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1. By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

2. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the tender of Outstanding Notes.

3. You acknowledge that the tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between you and the Company as to the terms and conditions set forth in the Prospectus.

4. By tendering Outstanding Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Outstanding Notes exchanged for such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such New Notes.

5. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that:

a. the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b. neither you nor any such other person is engaging in or intends to engage in a distribution of such New Notes;

c. neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes; and

d. neither the holder nor any such other person is an “affiliate,” of the Company, as the term “affiliate” is defined in Rule 405 promulgated under the Securities Act.

6. You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of September 23, 2004 (the “Registration Rights Agreement”), by and among the Company and the Initial Purchasers (as defined therein). Such election may be made only by notifying the Company in writing at 810 Houston Street, Fort Worth, Texas 76102, Attention: General Counsel. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who signs such shelf registration statement, each person who controls the Company within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to you furnished in writing by you or on your behalf expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by reference to the Registration Rights Agreement.

7. If you are a broker-dealer that will receive New Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.

8. Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.	Book-Entry Confirmations.

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Outstanding Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M., New York City time, on the Expiration Date.

2.	Partial Tenders.

Tenders of Outstanding Notes will be accepted only in integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and New Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.

3.	Validity of Tenders.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Outstanding Notes will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Outstanding Notes. The Company’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders via the facilities of DTC, as soon as practicable following the Expiration Date.

4.	Waiver of Conditions.

The Company reserves the absolute right to waive, in whole or part, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

5.	No Conditional Tender.

No alternative, conditional, irregular or contingent tender of Outstanding Notes will be accepted.

6.	Request for Assistance or Additional Copies.

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

7.	Withdrawal.

Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “Exchange Offer—Withdrawal of Tenders.”

8.	No Guarantee of Late Delivery.

There is no procedure for guarantee of late delivery in the Exchange Offer.

IMPORTANT: By using the ATOP procedures to tender Outstanding Notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

XTO Energy is incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law (the “DGCL”), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Article Nine of the Restated Certificate of Incorporation of XTO Energy permits indemnification of directors and officers to the fullest extent permitted by the DGCL. Reference is made to the Restated Certificate of Incorporation of XTO Energy.

Additionally, XTO Energy has acquired directors and officers insurance in the amount of $45,000,000, which includes coverage for liability under the federal securities laws.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ten of XTO Energy’s Restated Certificate of Incorporation contains such a provision.

The above discussion of XTO Energy’s Restated Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by reference to such Restated Certificate of Incorporation and statutes.

Item 21.	Exhibits and Financial Statement Schedules.

INDEX TO EXHIBITS

Documents filed prior to June 1, 2001 were filed with the Securities and Exchange Commission under our prior name, Cross Timbers Oil Company.

Exhibit No.	Description

2.1	Asset Sale Agreement between Chevron USA Inc. and the Company dated May 14, 2004 (incorporated by reference to Exhibit 2.1 to Form 8-K filed August 19, 2004)

3.1	Restated Certificate of Incorporation of the Company, as restated on June 24, 2004 (incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2004)

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended December 31, 2003)

4.1	Form of Indenture for Senior Debt Securities, dated as of April 23, 2002, between the Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3.1 to Form 8-K filed April 17, 2002)

4.2	First Supplemental Indenture, dated as of April 23, 2002, between the Company and The Bank of New York, as Trustee for the 7½% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 to Form 10-K for the year ended December 31, 2002)

4.3	Preferred Stock Purchase Rights Agreement between the Company and ChaseMellon Shareholder Services, LLC (incorporated by reference to Exhibit 4.1 to Form 8-A/A filed September 8, 1998)

4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, par value $0.01 per share, dated August 25, 1998 (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended September 30, 2000)

4.5	Registration Rights Agreement among the Company and partners of Cross Timbers Oil Company, L.P. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-1, File No. 33-59820)

4.6	Indenture, dated as of April 23, 2003, between the Company and The Bank of New York, as Trustee, for the 6¼% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2003)

4.7	Indenture for Senior Debt Securities dated as of January 22, 2004, between the Company and the Bank of New York, as Trustee (incorporated by reference to exhibit 4.3.1 to Form 8-K filed January 16, 2004)

4.8	First Supplemental Indenture dated as of January 22, 2004, between the Company and the Bank of New York for the 4.9% Senior Notes due February 1, 2014 (incorporated by reference to Exhibit 4.3.2 to Form 8-K filed January 16, 2004)

4.9	Indenture, dated as of September 23, 2004, between the Company and The Bank of New York, as Trustee, for the 5.00% Senior Notes due January 31, 2015 (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 23, 2004)

4.10	Registration Rights Agreement, dated September 23, 2004, among the Company and the Initial Purchasers named therein

4.11	First Supplemental Indenture, dated as of October 28, 2004, between the Company and The Bank of New York, as Trustee, for the 5.00% Senior Notes due January 31, 2015

5.1	Opinion of Kelly, Hart & Hallman, P.C. regarding legality of the securities to be registered

10.1*	Amended and Restated Employment Agreement between the Company and Bob R. Simpson, dated May 17, 2000 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2000)

10.2*	Amendment to Amended and Restated Employment Agreement between the Company and Bob R. Simpson, dated August 20, 2002 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2002)

10.3*	Amended and Restated Employment Agreement between the Company and Steffen E. Palko, dated May 17, 2000 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2000)

10.4*	Amendment to Amended and Restated Employment Agreement between the Company and Steffen E. Palko, dated August 20, 2002 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2002)

10.5*	1998 Stock Incentive Plan, as amended March 17, 2004 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2004)

10.6*	Amended Employee Severance Protection Plan, as amended February 15, 2000 (incorporated by reference to Exhibit 10.14 to Form 10-K for the year ended December 31, 1999)

10.7*	Amendment to Amended Employee Severance Protection Plan, as amended August 20, 2002 (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2002)

10.8*	Amended and Restated Management Group Employee Severance Protection Plan, as amended February 15, 2000 (incorporated by reference to Exhibit 10.14 to Form 10-K for the year ended December 31, 1999)

10.9*	Amendment to Amended and Restated Management Group Employee Severance Protection Plan, as amended August 20, 2002 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2002)

10.10*	Outside Directors Severance Plan, dated August 20, 2002 (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2002)

10.11*	Form of Agreement for Grant of Performance Shares (relating to change in control) between the Company and each of Bob R. Simpson and Steffen E. Palko dated February 20, 2001 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2001)

10.12*	Form of Agreement for Grant of Performance Shares (relating to change in control) between the Company and each of Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II dated February 20, 2001 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2001)

10.13*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Bob R. Simpson dated May 24, 2001 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2001)

10.14*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Steffen E. Palko dated May 24, 2001 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2001)

10.15*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Louis G. Baldwin dated May 24, 2001 (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2001)

10.16*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Keith A. Hutton dated May 24, 2001 (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2001)

10.17*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Vaughn O. Vennerberg II dated May 24, 2001 (incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended September 30, 2001)

10.18	Five-Year Revolving Credit Agreement dated February 17, 2004, among the Company and certain commercial banks named therein (incorporated by reference to Exhibit 10.17 to Form 10-K for the year ended December 31, 2003)

10.19	Notice of Commitment Increase dated May 26, 2004, increasing lending commitments under Five-Year Revolving Credit Agreement

10.20	Term Loan Credit Agreement dated as of November 10, 2004, among the Company and certain commercial banks named therein

10.21*	Phantom Performance Share Award Agreement between the Company and Bob R. Simpson, dated April 23, 2004 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2004)

10.22*	Phantom Performance Share Award Agreement between the Company and Bob R. Simpson, dated June 18, 2004 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2004)

10.23*	Form of Agreement for Grant of Phantom Performance Shares between the Company and each of Bob R. Simpson, Steffen E. Palko, Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II, dated June 24, 2004 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2004)

10.24*	Form of Agreement for Grant of Phantom Performance Shares between the Company and each of Bob R. Simpson, Steffen E. Palko, Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II, dated July 8, 2004 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2004)

10.25*	Form of Amended and Restated Agreement for Grant (relating to change of control) between the Company and Bob R. Simpson, Steffen E. Palko, Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II (incorporated by reference to Form 8-K filed on October 21, 2004)

10.26*	2004 Stock Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement dated October 15, 2004 for the Special Meeting of Stockholders held on November 16, 2004)

12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to Form 10-K for year ended December 31, 2003)

15.1	Awareness Letter – Unaudited Interim Financial Information

21.1	Subsidiaries of XTO Energy Inc. (incorporated by reference to Exhibit 21.1 to Form 10-K for year ended December 31, 2003)

23.1	Consent of KPMG LLP

23.2	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a of the Securities Act)

23.3	Consent of Miller and Lents, Ltd.

23.4	Consent of Kelly, Hart & Hallman, P.C. (included in the opinion filed as Exhibit 5.1 to this registration statement)

24.1	Power of Attorney (included on the signature pages of this registration statement)

25.1	Statement of Eligibility of Trustee on Form T-1 of The Bank of New York

*	Management contract or compensatory plan

Item 22.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of a Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to such request.

(e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Fort Worth, state of Texas, on the 10th day of December, 2004.

XTO ENERGY INC.

By:	/s/ LOUIS G. BALDWIN
Louis G. Baldwin
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Louis G. Baldwin and Bennie G. Kniffen, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 10th day of December, 2004.

Signature	Title

/s/ BOB R. SIMPSON Bob R. Simpson	Chairman of the Board and Chief Executive Officer

/s/ STEFFEN E. PALKO Steffen E. Palko	Vice Chairman of the Board and President

/s/ WILLIAM H. ADAMS III William H. Adams III	Director

/s/ PHILLIP R. KEVIL Phillip R. Kevil	Director

/s/ JACK P. RANDALL Jack P. Randall	Director

/s/ SCOTT G. SHERMAN Scott G. Sherman	Director

/s/ HERBERT D. SIMONS Herbert D. Simons	Director

/s/ LOUIS G. BALDWIN Louis G. Baldwin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ BENNIE G. KNIFFEN Bennie G. Kniffen	Senior Vice President and Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

Documents filed prior to June 1, 2001 were filed with the Securities and Exchange Commission under our prior name, Cross Timbers Oil Company.

Exhibit No.	Description

2.1	Asset Sale Agreement between Chevron USA Inc. and the Company dated May 14, 2004 (incorporated by reference to Exhibit 2.1 to Form 8-K filed August 19, 2004)

3.1	Restated Certificate of Incorporation of the Company, as restated on June 24, 2004 (incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2004)

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended December 31, 2003)

4.1	Form of Indenture for Senior Debt Securities, dated as of April 23, 2002, between the Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3.1 to Form 8-K filed April 17, 2002)

4.2	First Supplemental Indenture, dated as of April 23, 2002, between the Company and The Bank of New York, as Trustee for the 7½% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 to Form 10-K for the year ended December 31, 2002)

4.3	Preferred Stock Purchase Rights Agreement between the Company and ChaseMellon Shareholder Services, LLC (incorporated by reference to Exhibit 4.1 to Form 8-A/A filed September 8, 1998)

4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, par value $0.01 per share, dated August 25, 1998 (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended September 30, 2000)

4.5	Registration Rights Agreement among the Company and partners of Cross Timbers Oil Company, L.P. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-1, File No. 33-59820)

4.6	Indenture, dated as of April 23, 2003, between the Company and The Bank of New York, as Trustee for the 6¼% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2003)

4.7	Indenture for Senior Debt Securities dated as of January 22, 2004, between the Company and the Bank of New York, as Trustee (incorporated by reference to exhibit 4.3.1 to Form 8-K filed January 16, 2004)

4.8	First Supplemental Indenture dated as of January 22, 2004, between the Company and the Bank of New York for the 4.9% Senior Notes due February 1, 2014 (incorporated by reference to Exhibit 4.3.2 to Form 8-K filed January 16, 2004)

4.9	Indenture, dated as of September 23, 2004, between the Company and The Bank of New York, as Trustee, for the 5.00% Senior Notes due January 31, 2015 (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 23, 2004)

4.10	Registration Rights Agreement, dated September 23, 2004, among the Company and the Initial Purchasers named therein

4.11	First Supplemental Indenture, dated as of October 28, 2004, between the Company and The Bank of New York, as Trustee, for the 5.00% Senior Notes due January 31, 2015

5.1	Opinion of Kelly, Hart & Hallman, P.C. regarding legality of the securities to be registered

10.1*	Amended and Restated Employment Agreement between the Company and Bob R. Simpson, dated May 17, 2000 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2000)

10.2*	Amendment to Amended and Restated Employment Agreement between the Company and Bob R. Simpson, dated August 20, 2002 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2002)

10.3*	Amended and Restated Employment Agreement between the Company and Steffen E. Palko, dated May 17, 2000 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2000)

10.4*	Amendment to Amended and Restated Employment Agreement between the Company and Steffen E. Palko, dated August 20, 2002 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2002)

10.5*	1998 Stock Incentive Plan, as amended March 17, 2004 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2004)

10.6*	Amended Employee Severance Protection Plan, as amended February 15, 2000 (incorporated by reference to Exhibit 10.14 to Form 10-K for the year ended December 31, 1999)

10.7*	Amendment to Amended Employee Severance Protection Plan, as amended August 20, 2002 (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2002)

10.8*	Amended and Restated Management Group Employee Severance Protection Plan, as amended February 15, 2000 (incorporated by reference to Exhibit 10.14 to Form 10-K for the year ended December 31, 1999)

10.9*	Amendment to Amended and Restated Management Group Employee Severance Protection Plan, as amended August 20, 2002 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2002)

10.10*	Outside Directors Severance Plan, dated August 20, 2002 (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2002)

10.11*	Form of Agreement for Grant of Performance Shares (relating to change in control) between the Company and each of Bob R. Simpson and Steffen E. Palko dated February 20, 2001 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2001)

10.12*	Form of Agreement for Grant of Performance Shares (relating to change in control) between the Company and each of Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II dated February 20, 2001 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2001)

10.13*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Bob R. Simpson dated May 24, 2001 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2001)

10.14*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Steffen E. Palko dated May 24, 2001 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2001)

10.15*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Louis G. Baldwin dated May 24, 2001 (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2001)

10.16*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Keith A. Hutton dated May 24, 2001 (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2001)

10.17*	Amendment to Agreement for Grant of Performance Shares (relating to change in control) between the Company and Vaughn O. Vennerberg II dated May 24, 2001 (incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended September 30, 2001)

10.18	Five-Year Revolving Credit Agreement dated February 17, 2004, among the Company and certain commercial banks named therein (incorporated by reference to Exhibit 10.17 to Form 10-K for year ended December 31, 2003)

10.19	Notice of Commitment Increase dated May 26, 2004, increasing lending commitments under Five-Year Revolving Credit Agreement

10.20	Term Loan Credit Agreement dated as of November 10, 2004, among the Company and certain commercial banks named therein

10.21*	Phantom Performance Share Award Agreement between the Company and Bob R. Simpson, dated April 23, 2004 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2004)

10.22*	Phantom Performance Share Award Agreement between the Company and Bob R. Simpson, dated June 18, 2004 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2004)

10.23*	Form of Agreement for Grant of Phantom Performance Shares between the Company and each of Bob R. Simpson, Steffen E. Palko, Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II, dated June 24, 2004 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2004)

10.24*	Form of Agreement for Grant of Phantom Performance Shares between the Company and each of Bob R. Simpson, Steffen E. Palko, Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II, dated July 8, 2004 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2004)

10.25*	Form of Amended and Restated Agreement for Grant (relating to change of control) between the Company and Bob R. Simpson, Steffen E. Palko, Louis G. Baldwin, Keith A. Hutton and Vaughn O. Vennerberg II (incorporated by reference to Form 8-K filed on October 21, 2004)

10.26*	2004 Stock Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement dated October 15, 2004 for the Special Meeting of Stockholders held on November 16, 2004)

12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to Form 10-K for year ended December 31, 2003)

15.1	Awareness Letter – Unaudited Interim Financial Information

21.1	Subsidiaries of XTO Energy Inc. (incorporated by reference to Exhibit 21.1 to Form 10-K for year ended December 31, 2003)

23.1	Consent of KPMG LLP

23.2	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a of the Securities Act)

23.3	Consent of Miller and Lents, Ltd.

23.4	Consent of Kelly, Hart & Hallman, P.C. (included in the opinion filed as Exhibit 5.1 to this registration statement)

24.1	Power of Attorney (included on the signature pages of this registration statement)

25.1	Statement of Eligibility of Trustee on Form T-1 of The Bank of New York

*	Management contract or compensatory plan